UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Capital Management LLC

400 Royal Palm Way, Suite 212

Palm Beach, FL 33480

(561) 300-4860

With a copy to:

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,660,587
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,660,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,660,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculations are based upon 11,779,897 shares of Common Stock of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on May 10, 2019. Interest paid in kind on the Convertible Loans held by Vatera Healthcare and added to the principal balance of such loans is calculated as of June 30, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 120,144
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 120,144

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 11,779,897 shares of Common Stock of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on May 10, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,780,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,780,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculations are based upon 11,779,897 shares of Common Stock of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on May 10, 2019. Interest paid in kind on the Convertible Loans held by Vatera Healthcare and added to the principal balance of such loans is calculated as of June 30, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,780,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,780,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculations are based upon 11,779,897 shares of Common Stock of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on May 10, 2019. Interest paid in kind on the Convertible Loans held by Vatera Healthcare and added to the principal balance of such loans is calculated as of June 30, 2019.

CUSIP No 58549G 209

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 31, 2018 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 8, 2018 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 21, 2018 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 20, 2018 (“Amendment No. 6”), the Amendment No. 7 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 16, 2019 (“Amendment No. 7”) and the Amendment No. 8 to the Original Schedule 13D filed with the Securities and Exchange Commission on February 26, 2019 and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 44 Whippany Road, Suite 280, Morristown, NJ 07960. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

On February 20, 2019, the board of directors of the Issuer approved a 1-for-5 reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split became effective as of 5:00 p.m. Eastern Time on February 21, 2019. The share numbers in this Amendment reflect the Reverse Stock Split.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On June 28, 2019, Vatera Healthcare, Vatera Investment (now known as Oikos Investment Partners LLC) (“Oikos Investment”) and the Issuer agreed to an amendment to the A&R Loan Agreement (the “A&R Loan Amendment”) to provide for: (i) an extension of the period to draw the remaining unfunded commitments under the A&R Loan Agreement to October 31, 2019; (ii) a reduction of such commitments to $27 million (replacing the $60 million of unfunded commitments that were previously available for borrowing under the A&R Loan Agreement as described above); (iii) a modification to the “Required Lenders” definition to substitute Oikos Investment for Vatera Healthcare as the “Required Lender” until the first date on which Vatera Healthcare and Oikos Investment and their respective affiliates no longer hold outstanding loans and/or unfunded disbursement commitments in an aggregate amount equal to or greater than 25% of the unfunded disbursement commitments held by Vatera Healthcare and Oikos Investment on December 31, 2018; (iv) modification of the subsequent disbursements condition related to no default or event of under the Deerfield Facility Agreement to be only that no such default or event of default has occurred (removing the condition that no such default or event of default is reasonably expected to occur); and (v) certain other minor changes to the A&R Loan Agreement. The summary of the A&R Loan Amendment set forth above is qualified in its entirety by reference to the full text of the A&R Loan Amendment, a copy of which is attached hereto as Exhibit 14 to this Amendment and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby supplemented as follows to add Exhibit 14:

Exhibit Number	Description

14.	First Amendment, by and among Melinta Therapeutics, Inc., the other loan parties party thereto, Vatera Healthcare Partners LLC and Oikos Investment Partners LLC (9)

(9)	Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated July 1, 2019.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated July 2, 2019

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
	Name:	Kevin Ferro
	Title:	Chief Executive Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
	Name:	Kevin Ferro
	Title:	Chief Executive Officer and Managing Member

VATERA CAPITAL MANAGEMENT LLC

	By:	/s/ Kevin Ferro
	Name:	Kevin Ferro
	Title:	Chief Executive Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro